INDEGLIA | CARNEY
A Professional Corporation

E-Mail:	marc@indegliacarney.com
File No.:	10031.02

January 21, 2011
Mark C. Shannon
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Kentucky Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for Fiscal Year Ended June 30, 2010
Filed August 23, 2010
File No. 000-32131

Dear Mr. Shannon:

On behalf of our client, Kentucky Energy, Inc., a Utah corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), delivered by way of its letter dated September 23, 2010 (the “Comment Letter”), numbered in a manner to correspond to the order to which the Staff’s comments were delivered.  For your convenience, we have included the original comments from the Comment Letter in their entirety.  It is our understanding that the intent of the Staff’s comments is to assist the Company with its compliance with the applicable disclosure requirements and to enhance the overall disclosure in the Company’s future filings.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.
We note that one of your websites www.kentuckyenergyinc.com and some press releases refer to our use the terms such as coal in place.  If you continue to make any references on any of your websites or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

Cautionary Note to U.S. Investors –The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which maybe secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

1900 Main Street | Suite 300 | Irvine, CA 92614
Phone 949.861.3321 | Fax 949.861.3324
Email info@indegliacarney.com | www.indegliacarney.com

Mark C. Shannon
Securities and Exchange Commission
Division of Corporate Finance
January 21, 2011

Please indicate the location of this disclaimer in your response.

Response: To the extent that any of the Company’s websites or press releases make reference to reserve measures other than those recognized by the SEC, the Company will accompany such disclosure with the required cautionary language.  The language is being added to the bottom of the first page of www.kentuckyenergyinc.com.

Description of Business, page 2
Gwenco Mines, Page 6
Coal Reserves, page 12

2.
The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please clarify whether your 12.999 million tons of coal are proven or probable reserves. Please note that proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is disclosed. Absent this condition, proven and probable reserves should be segregated.

Response: Of the 12.999 million tons of coal, approximately 9.8 million tons are classified as “proven and probable.”  Based on the data available to the Company at this time, it appears that sufficient coal measurement data was available to qualify the reserve as proven.  The remaining approximately 3.2 million tons of coal are classified as “potential” or “inferred.”

Gwenco Mines, page 8

3.
We note you statement regarding your safety programs and your measurements of your success in the area of safety and health through the use of occupational injury and illness frequency rates. Please expand your discussion related to safety and health to include the occupational injury and frequency rates your company measures, comparisons to comparable national statistics, and your performance as demonstrated by these rates. It would be helpful to include your safety statistics, such as your reportable injury frequency rate, lost-time injury frequency rate and a fatal injury frequency rate.

Response: The Company notes the Staff’s comment and will either provide the suggested expended discussion related to safety and health or remove the discussion from its annual report on Form 10-K for the year ended December 31, 2010.

Mark C. Shannon
Securities and Exchange Commission
Division of Corporate Finance
January 21, 2011

Coal reserves, page 12

4.
We note variations in your reserve statements in which you state your total reserves are approximately 11.2 million tons, of which approximately 8.5 million tons constitute proven/probable reserves as is found page 12, compared to your statement of leased proven reserves of 9,957,110 tons on page L19. Please modify your filing to clarify this discrepancy. In addition, please state the quality information (such as BTU content, sulfur content, ash, etc.) with your reserve tonnages.

Response: The Company notes the Staff’s comment and will rectify and clarify the discrepancy in its annual report on Form 10-K for the year ended December 31, 2010.

5.	In a table, disclose the proven and probable reserves separately as defined in Industry Guide 7 for each mine.

•	Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.”

•
Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu content per pound and sulfur content.  Do not report Btu content as “dry,” but include natural moisture in the calculation.

•
If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

•	In either case, with a footnote clearly disclose if the reserves reported are “in the ground” or “recoverable.”

•	Provide totals to the table where appropriate

•	Disclose your percentage of compliance and non-compliance coal.

Response: The Company notes the Staff’s comment and will provide a table in its annual report on Form 10-K for the year ended December 31, 2010 substantially similar to the following:

SEAM	TONS	CLASS	GRADE*
BROAS	39,150	INFERRED	STEAM
PEACH ORCHARD	158,400	INFERRED	STEAM
WINIFREDE	214,650	PROVEN	STEAM
TAYLOR	1,783,500	PROVEN	STEAM
CEDAR GROVE	3,702,600	PROVEN	STEAM/NEAR MET
ALMA	2,995,200	INFERRED	MET
POND CREEK	4,105,500	PROVEN	STEAM/NEAR MET

TOTALS	12,999,000**

Mark C. Shannon
Securities and Exchange Commission
Division of Corporate Finance
January 21, 2011

*--Commonly known information in the general area of the reserve

**--9,806,250 tons proven, 3,192,750 tons inferred

All reserves reported are currently leased reserves.

6.	Disclose if you have had qualified title companies confirm your property right assertions. Discuss what type of title review you have for the majority of your reserves.

Response: The Company’s wholly-owned subsidiary, Gwenco, Inc., obtained Title Reports from the law firm of Huddleston, Bolen, Beatty, Porter, & Copen with respect to the title to the real property subject to the Company’s leases and the rights described therein.  Furthermore, the Company has obtained supplemental title reports from Appalachian Title Research, Inc. with respect to the title to real property subject to certain of the Company’s leases and the rights described therein.

7.
Reserves must have legal, economic, and technical feasibility at the time of reserve determination. Common problems in reserve calculations involve including coal as reserves under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining. Also non-recoverable coal, such as in the roof and in bather pillars, has been included in reserves. Please ensure that your reporting takes all legal, economic, and technical factors into account. For further details about our general concern, consult a general letter to coal operators found on our website at http://www.sec.gove/divisions/corpfin/guidance/coalmineletter.htm.

Response: To the Company’s best knowledge, based on the data currently available to it, the Company’s reserve estimates exclude any reserves that may considered as un-mineable due to gas well locations, residences, and other common problems in reserve calculations.

8.
Proven and probable reserves are disclosed in your filing. With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of the filing, information that establishes the legal, technical and economic feasibility of the materials you designated as reserves, as required by Section C of SEC’s Industry Guide 7. This includes:

Mark C. Shannon
Securities and Exchange Commission
Division of Corporate Finance
January 21, 2011

•	Acreage breakdown by owned, leased or other.

•	Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

•	Drill-hole maps showing drill intercepts.

•	Justifications for the drill hole spacings used at various classification levels.

•	General cross-sections that indicate the relationship between coal seams, geology and topography.

•	A detailed description of your procedures for estimating “reserves.”

•	The specific criteria used to estimate reserves.

•	An indication of how many years are left in your longest-term mining plan for each reserve block.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates, and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Mark C. Shannon
Securities and Exchange Commission
Division of Corporate Finance
January 21, 2011

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response: The Company is providing materials responsive to this comment herewith.  However, the Company is still in the process of gathering, developing, marshalling, and finalizing some of the materials requested and will need to provide these materials supplementally.  The Staff’s engineer may contact Gary Oosley, P.E., L.L.S., of Alchemy Engineering, at (606) 886-8889.  The Company desires the return of all supplemental material.

Properties, page 22

9.	For each of your mines, provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

•	The coal beds of interest, including minable coal thickness.

•	The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

•	A list of your coal processing and/or handling facilities.

•	The road, barge and/or railroad access to each of your properties.

•	The present condition of the mine.

•	Material events of interest concerning the mine, adverse or otherwise within the last three years.

•	Any mine expansions, contractions or decommissioning within the last three years.

•	Any planned expansions or reductions in mining.

•	Any joint ownership.

•	Any use of mining contractors.

Response: The Company notes the Staff’s comment and will provide an expanded disclosure as set forth in Industry Guide 7(b) in its annual report on Form 10-K for the year ended December 31, 2010.

Mark C. Shannon
Securities and Exchange Commission
Division of Corporate Finance
January 21, 2011

10.
Provide a table showing the last three years manual production for each of your mines, and your weighted average prices received for your coal for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

Response: The Company provides the following table in response to the Staff’s comment:

KENTUCKY ENERGY, INC.
ANNUAL PRODUCTION RESULTS

SUBSIDIARY:	GWENCO, INC.
LOCATION:	Slater’s Branch
3454 State Highway 292 West
Belfry, Kentucky 41514

Year	Clean Tons Severed	Clean tons sold	Weighted Average Price per ton ($)
2009	24,222.15	24,222.15	66.57
2008	7,686.68	7,686.68	97.15
2007	2,926.94	2,926.94	52.34

Weighted Average Calculation:

Sum of daily tonnage sold multiplied by average daily vendor price per ton divided by annual tonnage results

11.	Concerning all of your coal properties that have reserves included in your reserve statement, disclose:

•	Indicate which coal properties are owned and which are leased,

•	For the leased properties, indicate the effective length of the lease, including renewals that are automatic, or for which there is a high level of certainty that renewals can be obtained,

Mark C. Shannon
Securities and Exchange Commission
Division of Corporate Finance
January 21, 2011

•
Provide an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and determine if all designated reserves will be mined during tenure of your leases, according to your current plans.

Response: The Company notes the Staff’s comment and will provide the suggested expended discussion in its annual report on Form 10-K for the year ended December 31, 2010.

12.
Insert a small-scale map showing the location and access to your property. See Item 102, (3) (B) of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that SEC’s EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or PEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

Response: The Company notes the Staff’s comment and will provide the suggested map in its annual report on Form 10-K for the year ended December 31, 2010.

Report of Independent Registered Public Accounting Firm, page 35

13.
In the third paragraph of the audit report, we note the auditor has only opined upon the results of operations and cash flows “for the year ended December 31, 2009” and not for the two years ended December 31, 2009. Please obtain and file an updated audit report that opines on all the periods required to be presented.

Response: The Company notes the Staff’s comment and the inadvertent omission.  However, the Company does refer the Staff to page F-2 of its annual report on Form 10-K for the year ended December 31, 2008, which includes that the same auditor, RBSM LLP, did opine on the results of operation and cash flows for the year ended December 31, 2008 (which is one of the “two years ended December 31, 2009.”).  These same results of operation and cash flows on which RBSM LLP opined for the Form 10-K for the year ended December 31, 2008 are the same that are included in the Form 10-K for the year ended December 31, 2009.  In light of all of the foregoing, the inadvertent omission is insignificant to the annual report on Form 10-K as a whole.  The Company’s annual report on Form 10-K will contain an audit report that opines all all periods required to be presented.

Exhibit 31.1 - Certification

Mark C. Shannon
Securities and Exchange Commission
Division of Corporate Finance
January 21, 2011

14.
We note paragraph four of your certification does not include all the required language and sub-paragraphs regarding internal controls over financial reporting. Please note that, with limited exceptions, your certification should be in the exact form as prescribed in Item 601(b)(31) of Regulation S-K. Please confirm that future filings or amendments on Form 10-K will conform to this format.

Response: The Company notes the Staff’s comment and confirms that certifications in future filings or amendments on Form 10-K will confirm to the format set forth in Item 601(b)(31) of Regulation S-K.  The Company notes that it currently only has one executive officer and that the certifications may need to be modified to properly reflect this circumstance.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Reclassification, page F-17

15.
Please explain the nature of the reclassification including the facts and circumstances that lead to the reclassification and why the reclassification was necessary. Please tell us whether you believe the reclassification represents a change in accounting principle, a change in accounting estimate, a change in accounting estimate effected by a change in accounting principle, or a correction of an error in previously issued financial statements, as those concepts are defined in the Master Glossary to the Accounting Standards Codification.

Response:

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mark C. Shannon
Securities and Exchange Commission
Division of Corporate Finance
January 21, 2011

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, please be advised that the Company has endeavored to respond fully to each of the Staff’s comments.  We acknowledge and understand that any comment from the Staff regarding these issues would not be binding and would not commit the staff in any manner.  Further, the Company acknowledges in a separate letter of even date herewith that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us as soon as possible if the Staff has any further comments.  You may contact the undersigned at (949) 861-3321.  Thank you in advance for your courtesy and cooperation.

Very truly yours, INDEGLIA | CARNEY /s/ Marc A. Indeglia Marc A. Indeglia

MAI:jm
cc:	Eugene Chiaramonte, Jr.